Kirayaka Bank, Ltd. and The Sendai Bank, Ltd. in Basic
Agreement Regarding Commencement of Negotiations for Business
Integration - For Creation of New Banking Group - Kirayaka Bank, Ltd.
The Sendai Bank, Ltd. October 26, 2010

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Commencing Negotiations for Establishment of a New Banking
Group Based in Miyagi and Yamagata Prefectures Kirayaka Bank, Ltd.
("Kirayaka Bank") and The Sendai Bank, Ltd. ("Sendai Bank") have agreed to commence negotiations for the establishment of a joint holding company by around October 2011 for business integration.
Kirayaka Bank and Sendai Bank will create a new regional banking group by means of establishing a holding company. This will enable the two banks to retain their respective brand names that are widely recognized throughout their respective business regions. At the same time, both banks will be able to further contribute to the regional economic activities and better serve customers in an era when customers are expanding their operations beyond the boundary of prefectures. The head office of the holding company will be located in Sendai City. Kirayaka Bank and Sendai Bank will establish a "Business Integration Committee," to be jointly chaired by the presidents of the two banks, in preparation for the planned business integration. Holding Company Head Office: Sendai City Kirayaka Bank
Head Office: Yamagata City Sendai Bank Head Office: Sendai City

1. Background to the Basic Agreement for Commencement of
Negotiations Yamagata Prefecture and Miyagi Prefecture have
their respective prefectural capitals lying adjacent to each other, a geographical characteristic rarely found elsewhere in
Japan. With the development of express transportation systems, industrial, economic, living and cultural activities have become more and more active beyond the boundary of the both prefectures.
As a regional bank in Yamagata and Miyagi respectively, Kirayaka
Bank and Sendai Bank have long strengthened a business partnership, such as exchange of business information, joint hosting of business matching events for customers, and exemption of ATM fees for account withdrawals between the two banks. The two banks believe that the creation of a new banking group will help enhance economic activities and financial services in Miyagi and Yamagata Prefecture, and greatly benefit shareholders and customers. Development of Express Transportation
Systems Regularly-operated Highway Bus Services, Expressway Yamagata
Prefecture Miyagi Prefecture Yamagata City  Sendai City Local Governments
Developing Systematic Coordination Adjoining Prefectural Capitals Industrial,
Economic, Living and Cultural Exchanges Regional Economies Developing
Beyond Prefectural Boundary

2. Summary of Business Regions of the Two Banks Yamagata and
Miyagi, the business regions of the two banks, are expected
to further develop as a single economic area.   Yamagata
Prefecture      Miyagi Prefecture       Total   Percentage of 6
Prefectures in Tohoku District Total Area       9,323 km2
7,286 km2       16,609 km2      24.8% Population        1,210,000
2,360,000       3,580,000       37.1% No. of Households 386,000
865,000 1,251,000       37.4% Gross Prefectural Product
JPY 4,002.3 billion     JPY 8,426.7 billion     JPY 12,429.0 billion
38.3% Agricultural Output       JPY 214.0 billion       JPY 210.1 billion
JPY 424.1 billion       29.9% Fishery Output (Marine Fishery)
JPY 2.9 billion JPY 81.7 billion        JPY 84.6 billion        40.9%
Value of Shipment       JPY 2,940.1 billion     JPY 3,513.5 billion
JPY 6,453.7 billion     37.9% Annual Sales of Goods     JPY 2,833.1
billion JPY 10,236.5 billion    JPY 13,069.7 billion    47.7%
Highway Bus Services between Sendai and Yamagata
Annual Passengers:      670,000 in 1999 to 1,300,000 in 2005
Source: "Basic Concept for Coordination between Miyagi and
Yamagata Prefectures: Creation of Future - MY Harmony Plan",
Yamagata and Miyagi Prefectures, March 2007 (Excerpts)

3. Objective of Creation of a New Banking Group Kirayaka
Bank and Sendai Bank will create a new regional banking group by means of establishing a holding company. This will enable the two banks to retain their respective brand names, which
are widely recognized throughout their respective business
regions. At the same time, both banks will be able to achieve efficient management through economies of scale and further
contribute to regional economic activities through the synergy of branch networks and staff expertise of the two banks. This will enable the two banks to better serve their customers in an era when customers are expanding their operations beyond
the boundary of prefectures. Negotiations for creation of a
banking group by means of establishing a holding company,
which enables the two banks to retain their respective brand names that are widely recognized throughout their respective business regions Efficient management through economies of
scale Synergy of branch networks of the two banks Synergy of expertise of staff of the two banks Contribution to regional economic activities that are developing beyond the boundary of prefectures Better services to customers

4. Outline of Kirayaka Bank and Sendai Bank Kirayaka Bank
Sendai Bank Total Deposits Outstanding (Non-consolidated)
(Including CDs) JPY 1,091,115 million JPY 757,820 million
JPY 1,848,935 million Loans Outstanding (Non-consolidated)
JPY 877,241 million JPY 512,957 million JPY 1,390,198 million
Total Assets  (Consolidated)  JPY 1,176,498 million
JPY 796,058 million JPY 1,972,556 million Capital Stock
JPY 17,700 million JPY 7,485 million JPY 25,185 million No.
of Offices (Including Sub-branches)  81 71 152 No. of Employees
(Consolidated)  1,012 808 1,820 *As of the end of March 2010.
The figures in the "Total" column represent simple sums of figures for the two banks.

5. Schedule (Planned) Kirayaka Bank and Sendai Bank will
establish a "Business Integration Committee," to be jointly
chaired by the presidents of the two banks, in preparation for the planned business integration. The two banks aim to establish a holding company by around October 2011 to create a new banking
group. [Timetable] October 26, 2010 (today)     Conclusion of the Basic
Agreement Concerning the Commencement of Negotiations for Business
Integration April 2011 (planned)        Conclusion of the Final Agreement
on Business Integration, including the Stock Transfer Plan June 2011
(planned)       Annual ordinary shareholders' meetings of the two banks
to approve the Stock Transfer Plan October 2011 (planned)
Establishment of the Holding Company, and launch of new banking group

Please direct inquiries to: Kirayaka Bank, Ltd.
Koji Kawagoe Tohsyun Sugiyama Corporate Planning Division
Tel.: 023-628-3989 The Sendai Bank, Ltd. Takayuki Haga
Tsuyoshi Ogata Policy Planning Department Tel.: 022-225-8258